Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
IR@gigamedia.com.tw

GigaMedia Announces Fourth-Quarter and Full Year 2019 Financial Results

TAIPEI, Taiwan, April 7, 2020 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the fourth quarter and full year of 2019.

Highlights for Year Ended December 31, 2019

For 2019, GigaMedia reported revenues of $6.6 million, with a gross profit of $3.6 million, an operating loss of $2.9 million and the net loss of $1.5 million.

“In spite of the mild decrease in revenues,” said GigaMedia CEO James Huang, “in 2019 we continued improving our cost structure through strategic cost management, and applied effective KPIs to drive performance of departments across our Company.”

Compared to the prior year, the 2019 results exhibited overall improvements. Our gross margin rate has risen by 4.4% to 53.9% from 49.5% in 2018, and consequently the gross profit was even slightly higher than $3.5 million in the prior year, in spite of the decrease in revenues. The loss from operations was also cut by 40.1% from $4.8 million in 2018, and the net loss approximately halved.

“In the past year of 2019, we kept emphasizing on developing our in-house offerings,” continued GigaMedia CEO James Huang, “and in the fourth quarter, our new mobile platform of casual games passed the closed and open beta testing tracks. It is now in trial operations, through which we are establishing marketing rhythm, expanding product lines, and strengthening customer’s loyalty.”

As for the current coronavirus (COVID-19) pandemic, CEO James Huang said, “While the virus ravages many countries in the world, our operations in Taiwan and Hong Kong have so far not been affected severely. Nonetheless, we have implemented strict hygiene and social distancing practices in our daily operations in order to protect the safety and health of our employees. We have also drawn up a contingency plan to ensure our business continuity against the escalating coronavirus situation.”

Fourth Quarter and Full Year Overview

l

Consolidated 4Q revenues decreased 21.2% quarter-on-quarter, mainly due to seasonality. The year-over-year comparison was a decrease of 7.1%, mainly in licensed games, partly offset by increase in in-house casual games. Full year revenues decreased 6.4% to $6.6 million from $7.1 million in 2018.

l

Loss from operations for 4Q was $0.3 million, representing a loss reduction from $0.5 million in 3Q, mainly due to a decrease in general and administrative expenses. Full year operating loss was $2.9 million, representing a loss reduction of $1.9 million from approximately $4.8 million for 2018.

l	The net asset value was approximately $5.04 per share as of the end of 2019.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of digital entertainment services. GigaMedia’s digital entertainment service business FunTown develops and operates a suite of digital entertainments in Taiwan and Hong Kong, with focus on mobile games and casual games.

Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Full Year 2019

GIGAMEDIA FY19 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	FY19	FY18	Change (%)
Revenues	6,645	7,101	-6.4%
Gross Profit	3,581	3,516	1.8%
Loss from Operations	(2,891)	(4,823)	NM
Net Loss Attributable to GigaMedia	(1,535)	(3,193)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.14)	(0.29)	NM
EBITDA (A)	(2,896)	(4,360)	NM
Cash, Restricted Cash and Cash Equivalents	58,274	59,826	-2.6%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

•	Consolidated revenues for the year ended December 31, 2019 was $6.6 million, decreased from $7.1 million in the prior year. The decrease was mainly due to a decline in our licensed mobile games.
•	Consolidated loss from operations for 2019 was $2.9 million, compared to a loss of $4.8 million in the last year. The decrease of loss was due to improved cost-effectiveness across the Company.
•

Consolidated net loss for 2019 was $1.5 million, compared to a net loss of $3.2 million in the prior year. Loss per share for 2019 was $0.14 per share, compared to a loss of $0.29 per share for the prior year.

For the Fourth Quarter

GIGAMEDIA 4Q19 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	4Q19	3Q19	Change (%)	4Q19	4Q18	Change (%)
Revenues	1,504	1,908	-21.17%	1,504	1,619	-7.10%
Gross Profit	1,025	1,049	-2.29%	1,025	880	16.48%
Loss from Operations	(276)	(544)	NM	(276)	(1,021)	NM
Net Loss Attributable to GigaMedia	(148)	(242)	NM	(148)	(503)	NM
Net Loss Per Share Attributable to GigaMedia, Diluted	(0.01)	(0.02)	NM	(0.01)	(0.05)	NM
EBITDA (A)	(435)	(585)	NM	(435)	(806)	NM
Cash, Restricted Cash and Cash Equivalents	58,274	58,164	0.19%	58,274	59,826	-2.59%

NM= Not Meaningful

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Fourth-Quarter Financial Results

•

Consolidated revenues for the fourth quarter of 2019 decreased by 21.2% quarter-on-quarter from $1.9 million to $1.5 million mainly due to seasonality, and decreased by 7.1% year-over-year mainly as revenues from certain licensed games dwindled.

•	Consolidated loss from operations of the fourth quarter of 2019 was $0.3 million, compared to a loss of $0.5 million in the last quarter.
•	Consolidated net loss of the fourth quarter of 2019 was $0.1 million, slightly improved from a net loss of $0.2 million in the last quarter.
•	Cash, restricted cash and cash equivalents at the end of the fourth quarter of 2019 amounted to $58.3 million, which slightly increased from $58.2 million at the end of the prior quarter.
•	Consolidated EBITDA for the fourth quarter of 2019 was a loss of $0.4 million compared to a loss of $0.6 million in the third quarter of 2019.

Financial Position

GigaMedia maintained its solid financial position. Cash, restricted cash and cash equivalents amounted to $58.3 million, or approximately $5.27 per share, along with zero bank loan and $55.7 million of shareholders’ equity, as of December 31, 2019.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of April 7, 2020. Given potential changes in economic conditions and consumer spending, the evolving nature of digital entertainments, and various other risk factors, including those discussed in the Company's 2018 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

“It is very difficult to foretell anything in current global economic turmoil, even for our digital entertainment business, which is comparatively less affected,” said GigaMedia CEO James Huang, “but reassuringly, we have kept abundant financial resources to weather the storm, and we will continue to boost productivities by improving existing products and services, introducing own offerings, along with adopting strategies of promoting customer relationships.”

In the meantime, the global economic downturn may exhibit good M&A chances for us, as potential targets may be available at bargain prices. Therefore, we will continue, very cautiously, seeking suitable strategic investment and acquisition targets for increasing corporate growth and maximizing shareholder value.

Use of Non-GAAP Measures

To supplement GigaMedia's consolidated financial statements presented in accordance with U.S. GAAP, the Company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the Company's net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Unaudited results

All quarterly and certain annual results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the fourth quarter and full year 2019 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw, and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the "Business Outlook" section and in quotations from management in this press release) and GigaMedia's strategic and operational plans. These statements are based on management's current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional digital entertainment products or services that are appealing to users, our ability to retain existing users and attract new users, and our ability to launch digital entertainment products and services in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia's Annual Report on Form 20-F filed in April 2019 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2019	09/30/2019	12/31/2018	12/31/2019	12/31/2018
	unaudited	unaudited	unaudited	unaudited	audited
	USD	USD	USD	USD	USD
Operating revenues
Digital entertainment service revenues	1,503,848	1,908,261	1,618,931	6,644,924	7,100,636
Operating costs
Cost of digital entertainment service revenues	479,341	859,511	739,324	3,064,201	3,584,875
Gross profit	1,024,507	1,048,750	879,607	3,580,723	3,515,761
Operating expenses
Product development and engineering expenses	213,241	326,419	215,625	1,185,299	1,091,445
Selling and marketing expenses	427,090	461,653	576,256	1,995,285	3,296,636
General and administrative expenses	571,563	800,015	860,903	3,182,212	3,684,054
Impairment losses	85,199	—	243,966	85,199	243,966
Other	2,957	4,723	3,946	24,060	22,510
	1,300,050	1,592,810	1,900,696	6,472,055	8,338,611
Loss from operations	(275,543)	(544,060)	(1,021,089)	(2,891,332)	(4,822,850)
Non-operating income (expense)
Interest income	322,587	364,539	333,338	1,483,375	1,302,145
Interest expense	(14,866)	—	—	(14,866)	—
Foreign exchange (loss) gain - net	(84,774)	(62,487)	129,052	(67,741)	266,255
Gain on disposal of property, plant and equipment	—	—	—	—	31
Other - net	(95,154)	119	56,162	(44,705)	61,358
	127,793	302,171	518,552	1,356,063	1,629,789
Loss before income taxes	(147,750)	(241,889)	(502,537)	(1,535,269)	(3,193,061)
Income tax benefit (expense)	—	—	—	—	—
Net loss attributable to shareholders of GigaMedia	(147,750)	(241,889)	(502,537)	(1,535,269)	(3,193,061)
Loss per share attributable to GigaMedia
Basic:	(0.01)	(0.02)	(0.05)	(0.14)	(0.29)
Diluted:	(0.01)	(0.02)	(0.05)	(0.14)	(0.29)
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235
Diluted	11,052,235	11,052,235	11,052,235	11,052,235	11,052,235

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	12/31/2019	09/30/2019	12/31/2018
	unaudited	unaudited	audited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	57,742,696	57,635,576	59,307,829
Accounts receivable - net	368,445	591,302	523,004
Prepaid expenses	112,243	142,819	122,434
Restricted cash	530,984	528,387	517,815
Other receivables	261	457,168	2,998
Other current assets	138,601	165,295	120,802
Total current assets	58,893,230	59,520,547	60,594,882

Property, plant & equipment - net	111,770	101,998	121,585
Intangible assets - net	15,551	78,828	37,726
Prepaid licensing and royalty fees	43,915	468,722	435,156
Other assets	285,072	918,556	255,604
Total assets	59,349,538	61,088,651	61,444,953

Liabilities and equity
Accounts payable	64,337	140,676	104,030
Accrued compensation	200,455	371,212	170,470
Accrued expenses	1,178,363	1,470,179	1,262,707
Unearned revenue	1,364,749	1,504,176	1,369,769
Other current liabilities	775,305	241,789	366,167
Total current liabilities	3,583,209	3,728,032	3,273,143
Other liabilities	94,385	662,530	—
Total liabilities	3,677,594	4,390,562	3,273,143
GigaMedia’s shareholders’ equity	55,671,944	56,698,089	58,171,810
Total liabilities and equity	59,349,538	61,088,651	61,444,953

GIGAMEDIA LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS

	Three months ended			Twelve months ended
	12/31/2019	9/30/2019	12/31/2018	12/31/2019	12/31/2018
	unaudited	unaudited	unaudited	unaudited	unaudited
	USD	USD	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net loss attributable to GigaMedia	(147,750)	(241,889)	(502,537)	(1,535,269)	(3,193,061)
Depreciation	10,888	9,919	25,301	60,964	99,635
Amortization	9,669	11,126	4,137	46,523	36,013
Interest income	(322,587)	(364,539)	(333,338)	(1,483,375)	(1,302,145)
Interest expense	14,866	—	—	14,866	—
Income tax (benefit) expense	—	—	—	—	—
EBITDA	(434,914)	(585,383)	(806,437)	(2,896,291)	(4,359,558)